UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42378

Li Bang International Corporation Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province

People’s Republic of China

+86 0510-81630030

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Appointment of Directors

On May 23, 2025, with the approval of the Board of Directors, Mr. Libing Yan was appointed as a member of the Audit Committee and the Compensation Committee, and as Chairperson of the Nominating and Corporate Governance Committee. Mr. Liqi Xi was appointed as a member of the Audit Committee and the Nominating and Corporate Governance Committee, and as Chairperson of the Compensation Committee. All appointments became effective on May 23, 2025.

The biographical information of Mr. Libing Yan is set forth below:

Mr. Libing Yan has been serving as a lawyer at Beijing Dacheng (Wuxi) Law Offices since August 2017. He is a member of the Labor and Human Resources Professional Committee of Dacheng. Mr. Yan has been licensed to practice law in the PRC since February 2019 and has long focused on labor and social security law, with extensive experience in both legal practice and human resources management. Prior to joining Dacheng, Mr. Yan worked in enterprise human resources management, where he developed substantial practical expertise in labor compliance, workplace policy review, compensation design, workforce restructuring, and legal risk management. Mr. Yan is the pioneer of the first nationwide “Comprehensive Systematic Legal Risk Solution in Labor Law” product and has developed a full series of labor law compliance courses, which he regularly offers as public interest programs. He has represented numerous well-known companies in labor dispute cases, several of which have been recognized as representative cases by Jiangsu Province and Wuxi City. Mr. Yan graduated from Jiangsu Judicial School (currently known as Jiangsu Police Institute) in July 1998 and graduated from Nankai University with a bachelor degree in laws in December 2009.

Mr. Libing Yan does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The biographical information of Mr. Liqi Xi is set forth below:

Mr. Liqi Xi is an experienced sales and business development professional specializing in the commercial kitchen and cold chain equipment industry. From March 2020 to February 2024, Mr. Xi served as general manager of the e-commerce department at Jiangsu Tianyi Garment Co., Ltd., and was later promoted to head of the sales department, where he managed distribution channel sales. Since August, 2024, he has served as general manager of Shanghai Huaxinhai Cold Chain Equipment Co., Ltd. In this role, he is responsible for developing and maintaining key client relationships and driving overall sales performance. His work includes exploring new markets, acquiring and retaining clients, monitoring industry trends and competitors, analyzing market conditions, and adapting sales strategies to meet evolving customer needs. He earned an associate degree in business administration from Southwest University of Science and Technology in January 2019.

Mr. Liqi Xi does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On May 27, 2025, each of Mr. Libing Yan and Mr. Liqi Xi accepted a director offer letter from the Company, appended hereto as Exhibits 10.1 and 10.2.

EXHIBIT INDEX

Exhibit	Title

10.1	Director Offer Letter with Libing Yan
10.2	Director Offer Letter with Liqi Xi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Bang International Corporation Inc.

Date: May 28, 2025	By:	/s/ Feng Huang
	Name:	Feng Huang
	Title:	Chief Executive Officer

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